Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

02060104

SUPPL

November 15, 2002

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

dlw 12/2

v\mb\ltr\Sec12s.doc

15 November 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 November 2002 it purchased for cancellation 150,000 of its 10p ordinary shares at a price of 961.27p per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7285 3181

12 November 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 12 November 2002 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 976.85p per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

11 November 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 11 November 2002 it purchased for cancellation 150,000 of its 10p ordinary shares at a price of 963.49p per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7285 3181

8 November 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 8 November 2002 it purchased for cancellation 350,000 of its 10p ordinary shares at a price of 956.829p per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7285 3181